December 14, 2005

                            Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

Stream Communications Corporate Update – December 2005

Current Trading

Stream Communications Network & Media Inc. (“the Company” or “Stream”) has achieved record revenues of $4.3 million for the nine month period ending September 30, 2005, up from $3.0 million in the same period of the previous year, an increase of 43.7%.  Revenues increased by 34.9% in the three month period ended September 30, 2005 compared to the equivalent period in the previous year.

The Company continues to utilize marketing campaigns to target new users and to encourage existing customers to upgrade channel offerings and subscribe for new services.  Increased revenues from the recent acquisition of 6,000 cable TV subscribers and cost savings from the Corporate Office budget cuts of 76% took full effect from October 1, 2005, and are expected to contribute to a much improved operating performance in the current quarter.  Management believes that by continuing this strategy of implementing strong fiscal and operational controls to maximize efficiencies within Stream together with its continued focus on increasing revenues, it will achieve positive EBITDA for the fourth quarter 2005.

Network Upgrades

Stream has intensified its program to upgrade existing networks for two way transmission capability, to ultimately offer Internet and Telephony services across all its networks.  The Company’s immediate goal is to offer this “Triple Play” to 40% of all homes passed within our network region by 2005 year end and based on current penetrations levels with effective marketing campaigns Management feels it can add another 10,000 RGUs in 2006.  Stream is financing this program from its operating cash flow, loans from the local banks, and trade loans from equipment suppliers.

Building Shareholder Value

The Company Board recognizes that the low price of Stream’s stock has created some uncertainty among our shareholders.  It is one of the top priorities of current management to implement such professional Investor Relations initiatives in the future that will not only create awareness about Stream and its growth potential but will also help to ensure that the true value of Stream is fully reflected in its share price.  Management feels this can only be achieved if it continues to focus on increasing the Company’s fundamental value by expanding customers and services and persisting with a policy of strong fiscal responsibility, including further strengthening of the Company’s balance sheet.

Since the new Board took over on August 15, 2005, the Company has taken many actions which have already contributed to the increase in the fundamental value of Stream, including increasing revenues, paying down debt and implementing cost cutting strategies.  In addition we are seeking to improve our communication with shareholders through a number of initiatives including a Company News Letter to inform shareholders of Stream’s progress and any related news to the Company’s business and sector.

In the recent months management has been working on the completion of a solid and achievable plan for the 2006 year and beyond in terms of growth strategies and long term investor relations programs. The growth and success of Stream lies in capitalizing on the fast growing cable communications sector in Poland by structuring appropriate financings with long term investors and institutions to increase the number of RGUs both organically and by continued acquisitions.  We look forward to sharing with our shareholders our future strategies and accomplishments as they unfold over the upcoming months.

About Stream

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest Cable TV operator in Poland.  Stream’s focus is on the densely populated markets of Southern Poland.

Mike Young, Investor Relations

Tel. 604-669-2826  toll free. 1-800-704-9649

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.